ASSIGNMENT AND BILL OF SALE

This ASSIGNMENT AND BILL OF SALE is made, delivered and effective as of August 22, 2022, by Luxus Alternatives, Inc., a Delaware corporation (the “Transferor”), in favor of Series Golden Dahlia 02, a Series of Luxus Argyle LLC, a Delaware series limited liability company (the “Transferee”).

BACKGROUND

The Transferor and the Transferee have entered into that certain Purchase and Sale Agreement, dated of even date herewith (the “Agreement”), pursuant to which the Transferor has agreed to sell, transfer, convey and deliver to the Transferee all of its Ownership Interests (as defined in the Agreement) in the Asset (as defined in the Agreement).

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Transferor hereby sells, transfers, assigns, conveys and delivers to the Transferee all of the Ownership Interests and other right, title and interest, legal and/or equitable, of the Transferor in and to the Asset, to have and to hold said assets, unto the Transferee, its successors and assigns, and for its and their own use, forever.

The Transferor hereby constitutes and appoints the Transferee, its successors and assigns the true and lawful attorneys, irrevocably, of the Transferor with full power of substitution, in the name of the Transferor or otherwise, and on behalf and for the benefit, and at the expense, of the Transferee, its successors and assigns: (a) to demand and receive from time to time any and all assets hereby sold, conveyed and assigned, or intended so to be; and (b) to give receipts, releases and acquittances for and in respect of the same or any part thereof from time to time to institute, prosecute, compromise and settle, as the Transferor’s assignee, any and all proceedings, at law, in equity or otherwise, which the Transferee, its successors and/or assigns may deem proper to collect, assert and/or enforce any claim, title and/or right hereby sold, conveyed and assigned, or intended so to be, that the Transferee, its successors and/or assigns shall deem desirable. The Transferor hereby declares that the foregoing powers are coupled with an interest and shall be irrevocable by it in any manner or for any reason.

The Transferor hereby covenants that it will, whenever and as often as required so to do by the Transferee, do, execute, acknowledge and deliver any and all such other and further acts, deeds, assignments, transfers, conveyances, confirmations, powers of attorney and/or any instruments of further assurance, approvals and/or consents as the Transferee may reasonably require in order to complete, insure and perfect the transfer, conveyance and assignment to the Transferee of all the right, title and interest, legal and/or equitable, of the Transferor in and to the Asset hereby sold, conveyed or assigned, or intended so to be.

This Assignment and Bill of Sale is executed in connection with and subject to the terms and conditions of the Agreement.

This Assignment and Bill of Sale shall be governed by and construed in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

[Signature page follows]

IN WITNESS WHEREOF, this Assignment and Bill of Sale has been signed by the Transferor and the Transferee as of the date first above written.

TRANSFEROR:

Luxus Alternatives, Inc

By:
Name:	Dana Auslander
Title:	Chief Executive Officer

TRANSFEREE:

Series Golden Dahlia 02, a Series of Luxus Argyle LLC
By: Luxus Alternatives, Inc., as managing member

By:
Name:	Dana Auslander
Title:	Chief Executive Officer